As filed with the Securities and Exchange Commission on April 3, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOCENT, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	77-0460705
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2444 Charleston Road
Mountain View, California 94043-1622
(650) 934-9500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

R. Andrew Eckert
Chief Executive Officer
2444 Charleston Road
Mountain View, California 94043-1622
(650) 934-9500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gregory J. Conklin, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street, 31st Floor
San Francisco, California 94104
(415) 393-8200

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock	499,999	$1.74	$869,998.26	$80.04

(1)
Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee. On April 1, 2002, the average of the high and low sale prices for the common stock of the Company as reported by the Nasdaq Stock Market’s National Market was $1.74 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 3, 2002

PROSPECTUS

DOCENT, INC.

499,999 SHARES OF COMMON STOCK

The selling stockholders described below are offering and selling up to 499,999 shares of our common stock under this prospectus. The shares of common stock covered by this prospectus include: (i) 374,999 shares issued to certain holders of secured promissory notes of gForce Systems, Inc. following our acquisition of gForce Systems, Inc., and (ii) up to 125,000 shares issuable to these holders of promissory notes upon the lapse of our right to seek indemnification from them for certain types of losses that we may incur in connection with our acquisition of gForce Systems, Inc. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

The prices at which the selling stockholders may sell our shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. On April 2, 2002, the last reported sale price of our common stock was $1.85 per share.

Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol: “DCNT.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 3.

The shares of common stock offered or sold under this prospectus have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2002.

In this prospectus, unless indicated otherwise, “Docent,” “the Corporation,” “we,” “us,” and “our” refer to Docent, Inc. and its subsidiaries.

THE COMPANY

We provide infrastructure software products and services that enable the exchange of knowledge within and among our two groups of customers, which consist of large enterprises and educational content providers. Our revenues were $29.0 million and our net loss was $60.9 million in 2001. We were incorporated in Delaware in June 1997.

Our principal executive offices are located at 2444 Charleston Road, Mountain View, California 94043-1622. Our telephone number is (650) 934-9500 and our website address is http://www.docent.com.

RECENT DEVELOPMENTS

On April 2, 2002, we named our current president and chief operating officer, R. Andrew Eckert, as president and chief executive officer. Mr. Eckert joined our company in January 2002 and succeeds Dave Ellett, who will continue as our chairman. On April 3, 2002, we also announced the appointment of David Crussell to the position of Senior Vice President, Worldwide Operations. Mr. Crussell will report directly to Mr. Eckert.

RISK FACTORS

In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us, our business and our prospects before you purchase any of our common stock. If any of the following risks actually occurs, our results of operation and financial condition would suffer significantly.

Risks Related to Our Business

Our limited operating history subjects us to risks encountered by early stage companies and some of these risks are increased because we operate in a new and rapidly evolving market.

Because of our limited operating history, you must consider the risks, uncertainties and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the market for Web-based knowledge exchange products. We have not been in business long enough to use our operating history as a reliable aid in predicting trends specific to our company, which impairs our ability to make accurate business plans. Since the market for Web-based knowledge exchange products is rapidly evolving, our operating history will be less relevant to future performance than the operating history of a company in an industry which is not subject to rapid change. In addition, since the market for knowledge exchange products is new, we are limited in our ability to refer to industry trends as reliable predictors and to react to these trends. These limitations make it more difficult for us to anticipate the need for new products as the market for knowledge exchange products changes, thus increasing our vulnerability to competition. As a result, we may either fail to increase, or suffer a decrease in, our market share, resulting in a decrease in our revenue.

We have a history of losses, expect future losses and may never achieve profitability.

We have experienced losses in each quarter since our inception and expect losses through fiscal year 2002. We incurred net losses of $60.9 million in fiscal 2001, $64.7 million in fiscal 2000, and $18.7 million in fiscal 1999. Our accumulated deficit as of December 31, 2001 was $164.4 million. We expect that our research and development expenses will increase. In addition, we plan to make significant investments in developing relationships with current and potential knowledge exchange constituents and with strategic partners. If we do not realize the revenue that we anticipate from these investments, we may never achieve profitability.

Fluctuations in our quarterly revenue and other operating results may cause our stock price to decline.

We believe that quarter-to-quarter comparisons of our revenue and other operating results are not meaningful and should not be relied on as indicators of our future performance. As a consequence of quarterly revenue fluctuations our financial results may fall short of the expectations of investors. If this occurs, the price of our common stock would likely drop. In order to promote future growth, we expect to continue to expend significant sums in all areas of our business. Because the expenses associated with these activities must be incurred well in advance of our generating revenue from these activities, we may be unable to reduce spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels. As a result, our revenue and other operating results will likely vary significantly from quarter to quarter. These variances may cause our stock price to fluctuate.

Our direct sales cycle is lengthy and requires considerable investment with no assurance of when we will generate revenue from our efforts, if at all.

The period between our initial contact with a potential customer and that customer’s purchase of our products and services typically extends from six to eight months. The delay or failure to complete sales in a particular quarter could reduce our revenue in that quarter, as well as subsequent quarters over which revenue for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would negatively affect the timing of our revenue and our revenue growth would be harmed. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefits of our products and services, which can require significant time, capital and other resources.

Although we must expend and allocate these resources prior to completing a sales transaction, we may never generate any revenue from these activities. In addition, many of our potential customers are large enterprises that generally take longer than smaller organizations to make significant business decisions. Any failure to meet investor expectations for a given quarter would likely cause the price of our common stock to decline.

We have generated only limited revenue from content providers.

We may never generate meaningful royalty revenue from content providers. Our ability to provide content to our enterprise customers depends in large part on our content providers’ willingness and ability to frequently update course material, develop new content as the underlying subject matter changes and customize generic content. In order for us to generate significant revenue, the content providers must also provide content that has widespread appeal.

We must generate significantly more revenue from our resellers to be successful and achieve profitability.

In order to be successful, we must increase and train our reseller sales force and enter into relationships with more resellers. The resellers will require time to learn about our products and services so that they may effectively resell and implement them. A significant portion of our future revenue is dependent on our success in attracting new resellers and the motivation and ability of our existing and future resellers to sell and implement our products and services.

Our lack of product diversification means that any decline in price or demand for our products and services would seriously harm our business.

Our Docent Enterprise software products and services have accounted for substantially all of our historical revenue and are expected to do so for the foreseeable future. Consequently, a decline in the price of, or demand for, the Docent Enterprise products or services, or their failure to achieve broad market acceptance, would seriously harm our business.

If we lose key personnel, or are unable to attract and retain additional management personnel, we may not be able to successfully grow and manage our business.

We believe that our future success will depend upon our ability to attract and retain our key management personnel. These employees are not subject to employment contracts. We may not be successful in retaining our key employees in the future or in attracting and assimilating replacement or additional key personnel. Any failure in retaining and attracting management personnel may impair our ability to rapidly grow and manage our business.

Difficulties we may encounter in managing our growth could adversely affect our results of operations.

We have experienced a period of rapid and substantial growth of our business, followed by a period of rapid and substantial downsizing of our workforce. These periods have placed a serious strain on our managerial, administrative and financial personnel and our internal infrastructure. To manage the changes these periods of expansion of our business and contraction of our personnel have brought to our operations and personnel, we will be required to improve existing and implement new operational, financial and management controls, reporting systems and procedures. We may not be able to install adequate management information and control systems in an efficient and timely manner and our current or planned personnel systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage further growth effectively, we will not be able to capitalize on attractive business opportunities.

Intense competition in our market segment could impair our ability to grow and to achieve profitability.

The market for our products and services is intensely competitive, dynamic and subject to rapid technological change. We expect the intensity of the competition and the pace of change to increase in the future. The relatively low barriers to entry in the knowledge exchange market will encourage competition from a variety of established and emerging companies. Competitors vary in size and in the scope and breadth of the products and services offered. Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. As a result, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which would seriously harm our business. Our current and potential competitors may develop and market new technologies that render our existing or future products and services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other learning solution providers, thereby increasing the availability of their services to address the needs of our current and prospective customers. We may not be able to compete successfully against our current and future competitors and competitive pressures that we encounter may seriously harm our business.

If we are unable to manage the complexity of conducting business globally, our international revenues may suffer.

International revenues accounted for approximately 24% of our revenues in fiscal 2001. We intend to expand our international presence in the future, primarily in Japan. Conducting business outside of the United States is subject to certain risks, including:

•	changes in regulatory requirements and tariffs;

•	language barriers;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles and greater difficulty in collecting accounts receivable;

•	reduced protection of intellectual property rights;

•	potentially harmful tax consequences;

•	fluctuating exchange rates;

•	price controls and other restrictions on foreign currency;

•	difficulties in obtaining import and export licenses;

•	the burden of complying with a variety of foreign laws; and

•	political or economic constraints on international trade.

We might not successfully market, sell or distribute our products and services in foreign markets, and we cannot be certain that one or more of such factors will not materially adversely affect our future international operations, and consequently, our business and future growth.

Our market is subject to rapid technological change and if we fail to continually enhance our products and services, our revenue and business would be harmed.

We must continue to enhance and improve the performance, functionality and reliability of our products and services. The software and electronic commerce industries are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies, and the emergence of new industry standards and practices that could render our products and services obsolete. In the past, we have discovered that some of our customers desire additional performance and functionality not currently offered by our products. Our success will depend, in part, on our ability to internally develop and license leading technologies to enhance our existing products and services, to develop new products and services that address the increasingly sophisticated and varied needs of our customers, and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If we are unable to adapt our products and services to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenue and expand our business.

If any of our strategic partners changes the focus of its business or fails to comply with the terms of its agreements with us, our revenue will be harmed.

Our business model is dependent on developing additional revenue through our strategic alliances with Accenture, PricewaterhouseCoopers, Deloitte Consulting and Cap Gemini/Ernst & Young. If one or more of these companies no longer wishes to develop business in the knowledge exchange market, we will not materially benefit from our strategic alliance with that company. In addition, if one or more of these companies breaches its strategic alliance agreement with us, we may lose the potential for additional revenue. In addition, we will need to devote a substantial number of our personnel, as well as our financial resources, to developing and maintaining our relationships with these partners. Focusing our resources on these partnerships will impair our ability to develop revenues from direct sales and other sources, making us more dependent on our relationships with these partners. Therefore, if one or more of these relationships terminates, we could suffer a significant decrease in our revenue.

We outsource the management and maintenance of our hosted and ASP solutions to third parties and will depend upon them to provide adequate management and maintenance services.

We rely on third parties to provide key components of our networks and systems. For instance, we rely on third-party Internet service providers to host Docent Enterprise and Docent Exchange for customers who desire to have these solutions hosted. We also rely on third-party communications service providers for the high-speed connections that link our Internet service providers’ Web servers and office systems to the Internet. Any Internet or communications systems failure or interruption could result in disruption of our service or loss or compromise of customer orders and data. These failures, especially if they are prolonged or repeated, would make our services less attractive to customers and tarnish our reputation.

We depend upon continuing our relationship with third-party integrators who support our solutions.

Our success depends upon the acceptance and successful integration by customers of our products. We often rely on third-party systems integrators to assist with implementation of our products. If large systems integrators fail to continue to support our solution or commit resources to us, if any of our customers are not able to successfully integrate our solution or if we are unable to adequately train our existing systems integration partners, our business, operating results and financial condition could suffer. In addition, we cannot control the level and quality of service provided by our current and future third-party integrators.

Our products sometimes contain errors, and by releasing products containing defects our business and reputation may be harmed.

Our revenue may also decrease if previously undetected errors or performance problems in our existing or future products are discovered in the future or known errors considered minor by us are considered serious by our customers. Complex software products such as ours often contain unknown and undetected errors or performance problems. These errors or performance problems could result in lost revenue or delays in customer acceptance and may harm our business and reputation.

If third parties claim that we infringe on their patents or other intellectual property rights, it may result in costly litigation or require us to make royalty payments.

Third parties may claim that our current or future products or services infringe their patent, copyright, trademark or other intellectual property rights. Currently, third parties have registered Docent as a trademark in the United States and in some jurisdictions outside the United States for use with goods or services which could be construed to overlap those offered by Docent. Although these third parties have not initiated formal infringement proceedings or any formal challenges to our use of the “DOCENT” trademark, any claims, with or without merit, could cause costly litigation that could consume significant management time. In addition, another third party has claimed that course offerings on our website infringe on its patent. Although this third party has offered us the ability to license this patent, it has not yet disclosed the terms for the license. If this third party’s claim of infringement and its patent are valid, we may be required to license the patent on terms that may or may not be favorable, or be forced to alter our website or software products, either of which results may adversely affect our revenue.

We may not be able to adequately protect our intellectual property, and our competitors may be able to offer similar products and services that would harm our competitive position.

Our success depends upon our intellectual property. We rely primarily on copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our intellectual property. These mechanisms provide us with only limited protection. We do not hold any patents and recently submitted our first patent application, which is currently pending. Although we hold a registered U.S. trademark for “DOCENT” in the general category of business services, the U.S. Trademark Office has thus far refused to allow us to register “DOCENT” as a trademark in the United States for use with our software due to an existing registration by a third party. As a result, Docent probably will not be registrable as a trademark in the U.S. in connection with our software. As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. Furthermore, effective protection of intellectual property rights is unavailable or limited in some foreign countries. Our protection of our intellectual property rights may not provide us with any legal remedy should our competitors independently develop similar technology, duplicate our products and services, or design around any intellectual property rights we hold.

We rely on third party software incorporated in our product, and errors in this software or our inability to continue to license this software in the future would decrease our revenue and increase our costs.

Our product incorporates third party software, and we expect to incorporate additional software as we broaden our product and services. The operation of our product would be impaired if errors occur in the third party software that we incorporate, and we may incur additional costs to repair or replace the defective software. It may be difficult for us to correct any errors in third party software because the software is not within our control. Accordingly, our revenue would decrease and our costs would increase in the event of any errors in this software. Furthermore, it may be difficult for us to replace any third party software if a vendor seeks to terminate our license to the software.

Our revenue would decrease and our costs would increase if we fail to adequately integrate acquired businesses.

As part of our overall business strategy, we continually evaluate and may pursue acquisitions of complementary businesses or technologies that would provide additional product or service offerings, additional industry expertise or an expanded geographic presence. We may not be able to locate attractive opportunities or acquire any we locate on favorable terms. If we do acquire technologies, products, or businesses, or we form alliances with companies requiring technology investments or revenue commitments we will face a number of risks to our business. The risks we may encounter include the potential for unknown liabilities of the acquired or combined business, potentially dilutive issuances of equity securities and the incurrence of debt. In addition we may face difficulty in assimilating the acquired operations and employees, managing product codevelopment activities with our alliance partners, retaining the key employees of the acquired operation, successfully integrating the acquired technology and operations into our business and maintaining uniform standards, controls, policies, and procedures. We may also lack the experience to enter into the new product or technology markets made available by new acquisitions or alliances. Failure to manage these alliance activities effectively and to integrate entities or assets that we acquire could affect our operating results or financial condition.

In addition to the above-stated risks, under Statement of Financial Accounting Standards No. 142 (SFAS 142) “Goodwill and Other Intangible Assets”, our goodwill will not be amortized but instead reviewed at least annually for impairment. We will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. We expect to perform the first of the required impairment tests of goodwill as of January 1, 2001 in the first half of 2002. If general macroeconomic conditions continue to deteriorate, affecting our business and operating results over the long-term, we could be required to record accelerated impairment charges related to goodwill, which could adversely affect our financial results.

If we need additional financing, we may not obtain the required financing on favorable terms and conditions.

We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect this to continue for the foreseeable future. We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements without needing to raise additional capital for at least 12 months after the date of this filing. However, if we are unable to meet our working capital and capital expenditure requirements with the remaining proceeds from our initial public offering and from our revenue, we will need to raise additional funds earlier. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services or otherwise respond to competitive pressures would be significantly limited.

Our facility is located near known earthquake faults, and the occurrence of an earthquake or other natural disaster could cause significant damage to our facility that may require us to cease or curtail operations.

Our facility is located in the San Francisco Bay Area near known earthquake faults and is vulnerable to damage from earthquakes. In October 1989, a major earthquake that caused significant property damage and a number of fatalities struck this area. We do not have redundant, multiple site capacity, and so are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. Any damage to our facility could lead to interruptions in the services we provide to our customers and loss of customer information, and could substantially if not totally impair our ability to operate our business. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

Terrorism and the declaration of war by the United States against terrorism may adversely affect our business.

The recent terrorist attacks in the United States and the declaration of war by the United States against terrorism has created significant instability and uncertainty in the world which may continue to have a material adverse effect on world financial markets, including financial markets in the United States. In addition, such adverse political events may have an adverse impact on economic conditions in the United States. Unfavorable economic conditions in the United States may have an adverse effect on our financial operations including, but not limited to, our ability to expand the market for our products, obtain financing as needed, enter into strategic relationships and effectively compete in the eLearning and knowledge exchange markets.

Risks Related to Our Industry

Our revenue may decrease if use of the Web in the markets we target does not grow as projected.

The use of the Web as a means to connect enterprises and content providers, is integral to our business model. However, the use of the Web as a means of transacting business is relatively new and has been accepted by a limited number of customers in the markets we have targeted. The failure of the Web to continue to develop as a commercial or business medium or of significant numbers of enterprises and content providers to transact business and collaborate online would harm our revenue and increase our losses.

A breach of Internet commerce security measures could reduce demand for our products and services which would in turn result in a reduction in our revenue.

A requirement of the continued growth of Web-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches into our products or our customers’ networks, or well-publicized security breaches affecting the Internet in general, could significantly harm our growth and revenue. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the algorithms we use to protect content and transactions or our products or within our customers’ networks or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary and confidential information or could cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to address problems caused by security breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also deter people from using the Internet to conduct transactions that involve transmitting confidential information.

We may become subject to government regulation and legal uncertainties that could reduce demand for our products and services or increase the cost of doing business.

Other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to Internet commerce, we are not currently subject to direct regulation by any domestic or foreign governmental agency. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may become applicable to us or may be adopted in the future with respect to the Internet. The applicability of existing laws to the Internet is uncertain. The vast majority of these laws were adopted prior to the broad commercial use of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues could create uncertainty in the Internet marketplace. Uncertainty in the application of existing laws could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs, which could in turn reduce our revenue.

A failure to expand and improve the infrastructure of the Web could constrain the functionality of our products and services.

The recent growth in Web traffic has caused periods of decreased performance and if Internet usage continues to grow rapidly, the Internet infrastructure may not be able to support this growth and reliability may decline, thus impairing our operations and reducing our revenue. If outages or delays on the Internet increase in frequency or duration, overall Internet usage including usage of our products and services could grow more slowly or decline. Our ability to increase the speed and scope of our services to customers is ultimately limited by the speed and reliability of both the Internet and our customers’ internal networks. Consequently, the emergence and growth of the market for our products and services depend upon improvements being made to the entire Internet as well as to our individual customers’ networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of our customers to use our products and services will be hindered and our revenue may suffer.

Generally unfavorable economic conditions may cause our customers to reduce spending for new products and services, which would adversely affect our revenue.

The recent downturn in the economy has resulted in decreases in information technology spending in general. Our product and services require that our customers make a sizable initial investment in order to generate benefits from our product over time. Thus, in such an unfavorable economic environment, our enterprise customers have reduced and may further reduce the resources devoted to knowledge exchange products and services, and in particular new products and services such as ours, before they cut back on other products and services, harming our revenue to a greater degree than the revenue of companies with different products and services.

Risks Relating to This Offering

Because The Nasdaq Stock Market is likely to experience extreme price and volume fluctuations, the price of our stock may decline even if our business is doing well.

The stock markets, and in particular The Nasdaq Stock Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. We also expect that the market price of our common stock will fluctuate as a result of variations in our quarterly operating results. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may rise and fall in response to:

•	announcements of technological or competitive developments;

•	acquisitions or strategic alliances by us or our competitors;

•	the gain or loss of a significant customer or order; and

•	changes in estimates of our financial performance or changes in recommendations by securities analysts.

Accordingly, market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock.

The anti-takeover provisions in our charter documents could adversely affect the rights of the holders of our common stock.

Our board of directors could choose not to negotiate with a potential acquiror that it did not feel was in our strategic interests. If the potential acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price. Our Certificate of Incorporation and Bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms that make it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted. Our board of directors also has the ability to issue preferred stock, which would significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions apply even if some stockholders consider the offer to be beneficial.

Because of likely fluctuations in the price of our stock, we may be subject to class action litigation that could distract management and result in substantial costs.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our operations and sales of our products, which would have a negative impact on our financial condition and results of operations.

Our common stock may be delisted from the Nasdaq National Market if we are not able to demonstrate compliance with the continued listing requirements.

We are subject to the continued listing requirements of The Nasdaq National Market. In the event that we are not able to maintain continued compliance with The Nasdaq National Market’s “market capitalization” requirement or any other of its listing requirements, we would be subject to a delisting process. In the event that we are delisted, we will seek to list our common stock on other markets such as The Nasdaq Small Cap Market and The American Stock Exchange, Inc. We cannot guarantee that we will be able to meet the listing requirements of these or any other markets. In the event that we are delisted from The Nasdaq National Market or are not able to list on any other market, the ability to sell shares of our common stock will be adversely affected.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. See “Plan of Distribution.”

SELLING STOCKHOLDERS

The selling stockholders described below are stockholders that received shares in connection with Docent’s acquisition of gForce Systems, Inc. In addition, one or more of the selling stockholders may donate or transfer as a gift some or all of their Docent shares, or may transfer their shares for no additional consideration to their stockholders, partners or other beneficial owners. We will include these donees or transferees among the selling stockholders in a prospectus supplement, if required.

The table below sets forth, as of March 29, 2002, the following information regarding the selling stockholders:

•	The names of the selling stockholders;

•
The number of shares of our common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

•	The number of shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus; and

•	The number of shares of our common stock to be held by the selling stockholders after the resale of the offered shares.

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After Offering(1)
Foundation Capital III Principals, LLC, as nominee	69,068	69,068	-0-
Foundation Capital III, L.P.	291,975	291,975	-0-
The Entrepreneurs’ Fund, L.P.	30,332	30,332	-0-
The Entrepreneurs’ Fund II, L.P.	16,226	16,226	-0-
The Entrepreneurs’ Growth Fund, L.P.	61,753	61,753	-0-
Richard S. Parenteau	12,500	12,500	-0-
Aragon Ventures LLC	18,145	18,145	-0-

(1)
Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of our common stock before the completion of this offering. The shares held by the selling stockholders, individually and in the aggregate, do not exceed two percent (2%) of Docent’s total number of shares of common stock outstanding based on the number of shares of Docent common stock outstanding as of December 31, 2001.

PLAN OF DISTRIBUTION

We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledgees, donees, transferees or others who later receive the selling stockholders’ interests for no additional consideration. We will pay the costs and fees of registering the shares of common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares of common stock.

The selling stockholders may sell the shares of common stock on The Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. The selling stockholders may sell some or all of the shares of common stock in one or more of the following ways:

•	a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	an exchange distribution in accordance with the rules of the Nasdaq National Market; or

•	privately negotiated transactions.

When selling the shares of common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares of common stock by broker-dealers;

•	sell shares of common stock short themselves and redeliver such shares to close out their short positions;

•
enter into option or other types of transactions that require the selling stockholder to deliver shares of common stock to a broker-dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

In addition to selling their shares of common stock under this prospectus, the selling stockholders may transfer their shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

The selling stockholders may negotiate and pay broker-dealer commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the shares of common stock may qualify as “underwriters” within the meaning of the Section 2(11) of the Securities Act of 1933. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act of 1933. If the selling stockholders qualify as “underwriters”, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under the applicable rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our shares of common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Docent, Inc. appearing in Docent, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules filed with the registration statement. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. We refer you to the copy of such contract or document filed as an exhibit to the registration statement.

Our registration statement, including exhibits and schedules attached thereto, may be inspected without charge at the Securities and Exchange Commission’s public reference facilities in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional office located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of all or any part of our registration statement from such offices after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a worldwide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

We are subject to the information and periodic requirements of the Exchange Act and, accordingly, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the Securities and Exchange Commission’s public reference rooms, and the website of the Securities and Exchange Commission referred to above.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until this offering is completed.

(a)	Annual Report on Form 10-K for the year ended December 31, 2001 filed April 1, 2002;

(b)	Current Report on Form 8-K/A filed February 21, 2002; and

(c)	The description of our common stock contained in our registration statement on Form S-1/A filed on September 29, 2000, including all amendments or reports updating this description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

2444 Charleston Road
Mountain View, California 94043-1622
Tel: (650) 934-9500

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus may only be used in jurisdictions where it is legal to offer or sell these securities. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING INFORMATION

This prospectus, including the information incorporated by reference herein, contains “forward-looking statements” within the meaning of the federal securities laws. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors identified in this prospectus and in the documents incorporated by reference in this prospectus. In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under “Risk Factors” as well as in the sections captioned “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the fiscal year ended December 31, 2001. This report is incorporated by reference in this prospectus along with reports we may subsequently file.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the amounts of expenses to be borne by Docent in connection with the sale of shares of common stock being registered. All amounts are estimates except the SEC registration fee:

Filing fees—SEC registration fee	$80.04
Legal Fees and Expenses	$15,000
Accounting Fees and Expenses	$15,000
Miscellaneous	$1,500

Total	$31,580.04

Item 15.    Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any liability arising with respect to (1) any breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (3) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation and bylaws further provide that we are required to indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our certificate of incorporation. These agreements, among other things, require us to indemnify these directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Docent, arising out of that person’s services as a director or officer of Docent, any subsidiary of Docent or any other company or enterprise to which the person provides services at the request of Docent.

Item 16.    Exhibits

The following exhibits are filed as part of this registration statement:

5.1	Opinion of Gibson, Dunn & Crutcher LLP

23.1	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney for certain directors and officers of Docent (signature page)

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement, and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement, provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on the 3rd day of April, 2002.

DOCENT, INC.

By:	/s/ R. ANDREW ECKERT
R. Andrew Eckert Chief Executive Officer and President (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below constitutes and appoints R. Andrew Eckert and Arthur T. Taylor and each of them severally, as true and lawful attorneys-in-fact and agents with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below and, and to file, any and all amendments to this Registration Statement on Form S-3, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID R. ELLETT David R. Ellett	Chairman of the Board	April 3, 2002

/s/ R. ANDREW ECKERT R. Andrew Eckert	President and Chief Executive Officer (Principal Executive Officer)	April 3, 2002

/s/ ARTHUR T. TAYLOR Arthur T. Taylor	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 3, 2002

/s/ DAVID MANDELKERN David Mandelkern	Executive Vice President, Chief Technology Officer, Secretary and Director	April 3, 2002

/s/ KEVIN G. HALL Kevin G. Hall	Director	April 3, 2002

/s/ JOS C. HENKENS Jos C. Henkens	Director	April 3, 2002

/s/ ALI KUTAY Ali Kutay	Director	April 3, 2002

/s/ ROBERT A. LAUER Robert A. Lauer	Director	April 3, 2002

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Gibson, Dunn & Crutcher LLP

23.1	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Auditors

23.3	Consent of PricewaterhouseCoopers LLP

24.1	Powers of Attorney for certain directors and officers of Docent (signature page)